Free Writing Prospectus (To the Prospectus dated August 31, 2010, the Prospectus Supplement dated May 27, 2011)	Filed Pursuant to Rule 433 Registration No. 333-169119 October 25, 2012

$ Phoenix Autocallable Notes Due November 14, 2013 Linked to the Common Stock of Broadcom Corporation Global Medium-Term Notes, Series A

General

•                   Senior unsecured obligations of Barclays Bank PLC maturing November 14, 2013†.

•                   Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.

•                   The Notes are expected to price on or about October 25, 2012†† (the “pricing date”) and are expected to issue on or about October 30, 2012†† (the “issue date”).

Key Terms	Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.
Issuer:	Barclays Bank PLC
Reference Asset:	The common stock of Broadcom Corporation (Bloomberg ticker symbol “BRCM UQ <Equity>” (the “underlying equity”).
Call Feature:

The Notes will be called if the closing price of the underlying equity on any observation date is at or above the initial price. If the Notes are called, Barclays Bank PLC will pay on the applicable call settlement date a cash payment per Note equal to the principal amount plus the contingent coupon otherwise due on the related coupon payment date pursuant to the contingent coupon feature.  No further amounts will be owed to you under the Notes.

Observation Dates†:

The first observation date will occur on or about February 8, 2013; observation dates will occur quarterly thereafter on or about May 8, 2013, August 8, 2013 and November 8, 2013 (November 8, 2013, the “final valuation date”).

Call Settlement Dates:	Three (3) business days following the applicable observation date; provided however, if the Notes are called on the final valuation date, the related call settlement date will be the maturity date.
Contingent Coupon:

If the closing price of the underlying equity is equal to or greater than the Coupon Barrier on any observation date, Barclays Bank PLC will pay you the contingent coupon applicable to such observation date.

If the closing price of the underlying equity is less than the Coupon Barrier on any observation date, the contingent coupon applicable to such observation Date will not be payable and Barclays Bank PLC will not make any payment to you on the related coupon payment date.

The contingent coupon will be a fixed amount based upon equal quarterly installments at the Contingent Coupon Rate, which is a per annum rate as set forth below.

Coupon Barrier:	75% of the initial price of the underlying equity.
Coupon Payment Dates:	Three (3) business days following the applicable observation date; provided however, the final coupon payment date will be the maturity date.
Contingent Coupon Rate:

13.30% per annum

The table below sets forth each observation date and the related contingent coupon for each Note based on the Contingent Coupon Rate of 13.30% per annum.  Amounts have been rounded for ease of analysis.

	Observation Date††	Call Settlement Date/Coupon Payment Date††	Contingent Coupon (per Note)
	February 8, 2013	February 13, 2013	$33.25
	May 8, 2013	May 13, 2013	$33.25
	August 8, 2013	August 13, 2013	$33.25
	November 8, 2013	November 14, 2013	$33.25

Payment at Maturity:

If the Notes are not called and the final price is equal to or greater than the Trigger Price (which equals the Coupon Barrier) on the final valuation date, Barclays Bank PLC will pay you a cash payment on the maturity date equal to $1,000 per $1,000 principal amount Note plus the contingent coupon otherwise due for the final quarter.

If the Notes are not called and the final price is less than the Trigger Price on the final valuation date, Barclays Bank PLC will pay you a cash payment on the maturity date that is less than your principal amount, if anything, resulting in a loss that is proportionate to the negative Underlying Return, calculated as follows per $1,000 principal amount Note:

$1,000  x (1 + Underlying Return)

Accordingly, you may lose all or a substantial portion of your principal at maturity, depending on how much the underlying equity declines.

Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of Barclays Bank PLC and is not guaranteed by any third party. Any payment to be made on the Notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due.  In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

Underlying Return:	Final Price – Initial Price Initial Price
Trigger Price:	75% of the initial price of the underlying equity.
Initial Price:	[•], which is the closing price of the underlying equity on the pricing date.
Final Price:	The closing price of the applicable underlying equity on the final valuation date.
Closing Price:	On any trading day, the last reported sale price of the underlying equity on the principal national securities exchange on which it is listed for trading, as determined by the calculation agent.
Maturity Date†:	November 14, 2013
Calculation Agent:	Barclays Bank PLC
CUSIP/ISIN:	06741TJT5 / US06741TJT51

†

Subject to postponement in the event of a market disruption event as described under “Reference Assets—Equity Securities—Market Disruption Events Relating to Securities with an Equity Security as the Reference Asset” in the prospectus supplement.

††	Expected. In the event we make any change to the expected pricing date and issue date, the observation dates and maturity date will be changed so that the stated term of the Notes remains the same.

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page S-6 of the prospectus supplement and “Selected Risk Considerations” beginning on page FWP-4 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to Public[1]	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	%	%
Total	$	$	$

[1]

The price to the public for any single purchase by an investor in certain trust accounts, who is not being charged the full selling concession or fee by other dealers of approximately    %, is    %. The price to the public for all other purchases of Notes is 100%.

The Notes are not bank deposits and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.  The Notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

JPMorgan Placement Agent

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates.  Before you invest, you should read the prospectus dated August 31, 2010, the prospectus supplement dated May 27, 2011 and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering.  Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details.  You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 2-3430).  A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the pricing as described on the cover of this free writing prospectus.  We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance.  In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated August 31, 2010, as supplemented by the prospectus supplement dated May 27, 2011 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part.  This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement as the Notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•                  Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•                  Prospectus Supplement dated May 27, 2011:

http://www.sec.gov/Archives/edgar/data/312070/000119312511152766/d424b3.htm

Our SEC file number is 1-10257.  As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

SCENARIO ANALYSIS AND HYPOTHETICAL EXAMPLES

The examples below illustrate how the contingent coupon payments, if any, would be determined for the related observation dates as well as the payment upon a call or at maturity for a $1,000 principal amount Note on a hypothetical offering of the Notes, with the following assumptions (the actual terms for the Note offering will be determined on the pricing date; numbers in the examples below have been rounded for ease of analysis).   The “total return” as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000.  The examples below do not take into account any tax consequences from investing in the Notes

Principal Amount:	$1,000
Term:	12 months
Hypothetical Initial Price:	$32.22
Contingent Coupon Rate:	13.30% per annum (or 3.325% per quarter)
Contingent Coupon:	$33.25 per quarter
Observation Dates:	Observation dates will occur quarterly as set forth on the cover of this free writing prospectus.
Hypothetical Coupon Barrier:	$24.17 (which is 75% of the initial price)
Hypothetical Trigger Price:	$24.17 (which is 75% of the initial price)

Example 1 — Notes are Called on the First Observation Date

Date	Closing Price	Payment (per Note)
First Observation Date	$36.00	Closing price of underlying equity at or above initial price, Notes are called; Issuer repays principal plus pays contingent coupon payment of $33.25 on call settlement date.
Total Payment (per $1,000 Note):		$1,033.25 (3.325% total return on the Notes)

Because the closing price of the underlying equity is equal to or greater than the initial price on the first observation date, the Notes are called on the first observation date.  The Issuer will pay you on the call settlement date $1,033.25 per $1,000 principal amount Note, which is equal to your principal amount plus the contingent coupon payment due in connection with the first observation date.

Example 2 — Notes are Called on the Third Observation Date

Date	Closing Price	Payment (per Note)
First Observation Date	$30.61	Closing price of underlying equity below initial price, Notes NOT called; above Coupon Barrier, Issuer pays contingent coupon payment of $33.25 on first coupon payment date.
Second Observation Date	$19.33	Closing price of underlying equity below initial price, Notes NOT called; below Coupon Barrier, Issuer DOES NOT pay contingent coupon payment on second coupon payment date.
Third Observation Date	$35.44	Closing price of underlying equity at or above initial price, Notes are called; Issuer repays principal plus pays contingent coupon payment of $33.25 on call settlement date.
Total Payment (per $1,000 Note):		$1,066.50 (6.65% total return on the Notes)

Because the closing price of the underlying equity is equal to or greater than the initial price on the third observation date, the Notes are called on the third observation date.  The Issuer will pay you on the call settlement date $1,033.25 per $1,000 principal amount Note, which is equal to your principal amount plus the contingent coupon payment due in connection with the third observation date.

In addition, because the closing price of the underlying equity was equal to or greater than the Coupon Barrier on the first observation date, the Issuer will pay the contingent coupon payment of $33.25 on the first coupon payment date.  However, because the closing price of the underlying equity was less than the Coupon Barrier on the second observation date, the Issuer will not pay any contingent coupon payment on the coupon payment date following the second observation date.

Example 3 — Notes are NOT Called and the Final Price is above the Trigger Price on the Final Valuation Date

Date	Closing Price	Payment (per Note)
First Observation Date	$29.00	Closing price of underlying equity below initial price, Notes NOT called; above Coupon Barrier, Issuer pays contingent coupon payment of $33.25 on first coupon payment date.
Second Observation Date	$16.11	Closing price of underlying equity below initial price, Notes NOT called; below Coupon Barrier, Issuer DOES NOT pay contingent coupon payment on second coupon payment date.
Third Observation Date	$12.89	Closing price of underlying equity below initial price, Notes NOT called; below Coupon Barrier, Issuer DOES NOT pay contingent coupon payment on third coupon payment date.
Fourth Observation Date (the Final Valuation Date)	$29.00

Closing price of underlying equity below initial price, Notes NOT called; final price above Trigger Price and Coupon Barrier, Issuer repays principal plus pays contingent coupon payment of $33.25 on maturity date.

Total Payment (per $1,000 Note):		$1,066.50 (6.65% total return on the Notes)

Because the closing price of the underlying equity was less than the initial price on each observation date, the Notes are not called.  Because the final price is equal to or greater than the Trigger Price and Coupon Barrier, at maturity, the Issuer will pay you $1,033.25 per $1,000 principal amount Note, which is equal to your principal amount plus the contingent coupon payment due in connection with the fourth observation date.

In addition, because the closing price of the underlying equity was equal to or greater than the Coupon Barrier on the first observation date, the Issuer will pay the contingent coupon payment of $33.25 on the first coupon payment date.  However, because the closing price of the underlying equity was less than the Coupon Barrier on the second observation date and on the third observation date, the Issuer will not pay any contingent coupon payment on the coupon payment dates following the second observation date or third observation date.

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Example 4 — Notes are NOT Called and the Final Price is below the Trigger Price on the Final Valuation Date

Date	Closing Price	Payment (per Note)
First Observation Date	$19.33	Closing price of underlying equity below initial price, Notes NOT called; below Coupon Barrier, Issuer DOES NOT pay contingent coupon payment on first coupon payment date.
Second Observation Date	$16.11	Closing price of underlying equity below initial price, Notes NOT called; below Coupon Barrier, Issuer DOES NOT pay contingent coupon payment on second coupon payment date.
Third Observation Date	$12.89	Closing price of underlying equity below initial price, Notes NOT called; below Coupon Barrier, Issuer DOES NOT pay contingent coupon payment on third coupon payment date.
Fourth Observation Date (the Final Valuation Date)	$14.50

Closing price of underlying equity below initial price, Notes NOT called; below Coupon Barrier and Trigger Price, Issuer DOES NOT pay contingent coupon payment on maturity date, and Barclays Bank PLC will repay less than the principal amount resulting in a loss proportionate to the decline of the underlying equity.

Total Payment (per $1,000 Note):		$450.00 (a 55.00% loss on the Notes)

Because the closing price of the underlying equity is less than the initial price on each observation date, the Notes are not called.  Because the final price is less than the Trigger Price on the final valuation date, at maturity, the Issuer will pay you a total of $450.00 per $1,000 principal amount, calculated as follows:

$1,000 × (1 + Underlying Return) = $1,000 × (1 + -55.00%) = $450.00

In addition, because the closing price of the underlying equity is less than the Coupon Barrier on each observation date, the Issuer will not pay any contingent coupon payments over the term of the Notes.

Selected Purchase Considerations

•                  Market Disruption Events and Adjustments—The observation dates, maturity date, contingent coupon payments, payment at maturity and the reference asset are subject to adjustment as described in the following sections of the prospectus supplement:

o                 For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Equity Securities—Market Disruption Events Relating to Securities with an Equity Security as the Reference Asset”; and

o                 For a description of further adjustments that may affect the reference asset, see “Reference Assets—Equity Securities—Share Adjustments Relating to Securities with an Equity Security as the Reference Asset”.

•                  Material U.S. Federal Income Tax Considerations— The material tax consequences of your investment in the Notes are summarized below.  The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement.  Except as noted under “Non-U.S. Holders” below, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement (for example, if you did not purchase your Notes in the initial issuance of the Notes).

The United States federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below.  Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a contingent income bearing executory contract with respect to the underlying equity.

If your Notes are properly treated as a contingent income bearing executory contract, it would be reasonable (i) to treat any contingent coupon payments you receive on the Notes as items of ordinary income taxable in accordance with your regular method of accounting for U.S. federal income tax purposes and (ii) to recognize capital gain or loss upon the sale, redemption or maturity of your Notes in an amount equal to the difference (if any) between the amount you receive at such time (other than amounts attributable to a contingent coupon payment) and your basis in the Notes for U.S. federal income tax purposes.  Such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year, and otherwise should generally be short-term capital gain or loss.  Short-term capital gains are generally subject to tax at the marginal tax rates applicable to ordinary income.  Any character mismatch arising from your inclusion of ordinary income in respect of the contingent coupon payments and capital loss (if any) upon the sale or maturity of your Notes may result in adverse tax consequences to you because an investor’s ability to deduct capital losses is subject to significant limitations.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above.  This opinion assumes that the description of the terms of the Notes in this free writing prospectus is materially correct.

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NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW YOUR NOTES SHOULD BE TREATED FOR U.S. FEDERAL INCOME TAX PURPOSES.  AS A RESULT, THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF YOUR INVESTMENT IN THE NOTES ARE UNCERTAIN.  ACCORDINGLY, WE URGE YOU TO CONSULT YOUR TAX ADVISOR AS TO THE TAX CONSEQUENCES OF INVESTING IN THE NOTES.

Alternative Treatments.  As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect.  Other alternative treatments for your Notes may also be possible under current law.  For example, it is possible that the Notes could be treated as a debt instrument that is subject to the special tax rules governing contingent payment debt instruments.  Under the contingent payment debt instrument rules, you generally would be required to accrue interest on a current basis in respect of the Notes over their term based on the comparable yield and projected payment schedule for the Notes and pay tax accordingly, even though these amounts may exceed the contingent coupon payments (if any) that are made on the Notes.  You would also be required to make adjustments to your accruals if the actual amounts that you receive in any taxable year differ from the amounts shown on the projected payment schedule.  In addition, any gain you may recognize on the sale, redemption or maturity of the Notes would be taxed as ordinary interest income and any loss you may recognize on the sale, redemption or maturity of the Notes would generally be ordinary loss to the extent of the interest you previously included as income without an offsetting negative adjustment and thereafter would be capital loss.  You should consult your tax advisor as to the special rules that govern contingent payment debt instruments.

It is also possible that your Notes could be treated as an investment unit consisting of (i) a debt instrument that is issued to you by us and (ii) a put option in respect of the underlying equity that is issued by you to us.  You should consult your tax advisor as to the possible consequences of this alternative treatment.

It is also possible that (i) you should not include the contingent coupon payments in income as you receive them and instead you should reduce your basis in your Notes by the amount of the contingent coupon payments that you receive; (ii) you should not include the contingent coupon payments (if any) in income as you receive them and instead, upon the sale, redemption or maturity of your Notes, you should recognize short-term capital gain or loss in an amount equal to the difference between (a) the amount of the contingent coupon payments made to you over the term of the Notes (including any contingent coupon payment received at redemption or maturity or the amount of cash that you receive upon a sale that is attributable to a contingent coupon payment) and (b) the excess (if any) of (1) the amount you paid for your Notes over (2) the amount of cash you receive upon sale, redemption or maturity (other than amounts attributable to a contingent coupon payment); or (iii) if a contingent coupon payment is made at redemption or maturity, such contingent coupon payment should not separately be taken into account as ordinary income but instead should increase the amount of capital gain or decrease the amount of capital loss that you recognize at redemption or maturity.

You should consult your tax advisor with respect to these possible alternative treatments.

For a further discussion of the tax treatment of your Notes as well as other possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement.  You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.  For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this free writing prospectus.

“Specified Foreign Financial Asset” Reporting.  Under legislation enacted in 2010, owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns.  “Specified foreign financial assets” generally include any financial accounts maintained by foreign financial institutions, as well as any of the following (which may include your Notes), but only if they are not held in accounts maintained by financial institutions:  (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities.  Holders are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Notes.

Non-U.S. Holders.  Barclays currently does not withhold on coupon payments to non-U.S. holders in respect of instruments such as the Notes.  However, if Barclays determines that there is a material risk that it will be required to withhold on any such payments, Barclays may withhold on any contingent coupon payments at a 30% rate, unless you have provided to Barclays (i) a valid Internal Revenue Service Form W-8ECI or (ii) a valid Internal Revenue Service Form W-8BEN claiming tax treaty benefits that reduce or eliminate withholding.   If Barclays elects to withhold and you have provided Barclays with a valid Internal Revenue Service Form W-8BEN claiming tax treaty benefits that reduce or eliminate withholding, Barclays may nevertheless withhold up to 30% on payments it makes to you if there is any possible characterization of the payments that would not be exempt from withholding under the treaty.  In addition, non-U.S. holders will be subject to the general rules regarding information reporting and backup withholding as described under the heading “Certain U.S. Federal Income Tax Considerations— Information Reporting and Backup Withholding “ in the accompanying prospectus supplement.

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Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the underlying equity.  These risks are explained in more detail in the “Risk Factors” sections of the prospectus supplement, including but not limited to the risk factors discussed under the following headings:

o                 “Risk Factors—Risks Relating to All Securities”;

o                 “Risk Factors—Additional Risks Relating to Notes Which Are Not Characterized as Being Fully Principal Protected or Are Characterized as Being Partially Protected or Contingently Protected”;

o                 “Risk Factors—Additional Risks Relating to Securities with a Barrier Percentage or a Barrier Level”;

o                 “Risk Factors—Additional Risks Relating to Securities Which We May Call or Redeem (Automatically or Otherwise)”; and

o                 “Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds”.

In addition to the risks discussed under the headings above, you should consider the following:

•                  You May Lose Some or All of Your Principal — The Notes differ from ordinary debt securities in that the Issuer will not necessarily pay the full principal amount at maturity.  If the Notes are not called, the Issuer will only pay you the principal amount of your Notes if the final price of the underlying equity is equal to or greater than the Trigger Price and will only make such payment at maturity.  If the Notes are not called and the final price is less than the Trigger Price, you will lose some or all of your initial investment in an amount proportionate to the negative Underlying Return.

•                  You May Not Receive Any Contingent Coupons — Barclays Bank PLC will not necessarily make periodic coupon payments on the Notes.  If the closing price of the underlying equity on an observation date is less than the Coupon Barrier, Barclays Bank PLC will not pay you the contingent coupon applicable to such observation date. If the closing price of the underlying equity is less than the Coupon Barrier on each of the observation dates, Barclays Bank PLC will not pay you any contingent coupons during the term of the Notes, and you will not receive a positive return on your Notes. Generally, this non-payment of the contingent coupon coincides with a period of greater risk of principal loss on your Notes.

•                  Reinvestment Risk — If your Notes are called early, the holding period over which you would receive the per annum Contingent Coupon Rate could be as little as three months.  There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes in a comparable investment with a similar level of risk in the event the Notes are called prior to the maturity date.

•                  Contingent Repayment of Principal Applies Only at Maturity — You should be willing to hold your Notes to maturity.  If you sell your Notes prior to maturity in the secondary market, if any, you may have to sell your Notes at a loss relative to your initial investment even if the price of the underlying equity is above the Trigger Price.

•                  Your Potential Return on the Notes is Limited and You Will Not Participate in Any Appreciation of the Underlying Equity — The return potential of the Notes is limited to the pre-specified Contingent Coupon Rate, regardless of the appreciation of the underlying equity.  In addition, any return on the Notes will be based on the number of observation dates on which the closing price of the underlying equity has equalled or exceeded the Coupon Barrier prior to maturity or an automatic call.  Further, if the Notes are called due to the automatic call feature, you will not receive any contingent coupons or any other payment in respect of any observation dates after the applicable call settlement date. Because the Notes could be called as early as the first observation date, the total return on the Notes could be minimal.  If the Notes are not called, you will not participate in any appreciation in the price of the underlying equity even though you will be subject to the underlying equity’s risk of decline.  As a result, the return on an investment in the Notes could be less than the return on a direct investment in the underlying equity.

•                  Owning the Notes Is Not the Same as Owning the Underlying Equity — The return on your Notes may not reflect the return you would realize if you actually owned the underlying equity. For instance, as a holder of the Notes, you will not have voting rights, rights to receive cash dividends or other distributions, or any other rights that holders of the underlying equity would have.  Further, you will not participate in any appreciation of the underlying equity, which could be significant.

•                  Single Equity Risk — The price of the underlying equity can rise or fall sharply due to factors specific to the underlying equity and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions.  We urge you to review financial and other information filed periodically with the SEC by the issuer of the underlying equity.

•                  Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates.  As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you.  The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

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•                  Credit of Issuer — The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party.  Any payment to be made on the Notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due.  In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•                  Lack of Liquidity— The Notes will not be listed on any securities exchange.  Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so and may discontinue any such secondary market making at any time without notice.  Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.  Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•                  Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•                  Taxes— The U.S. federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above.  As discussed further in the accompanying prospectus supplement, the Internal Revenue Service issued a notice in 2007 indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes at a rate that may exceed the contingent coupon payments (if any) that you receive on the Notes and whether all or part of the gain you may recognize upon the sale, redemption or maturity of an instrument such as the Notes could be treated as ordinary income.  Similarly, the Internal Revenue Service and the Treasury Department have current projects open with regard to the tax treatment of pre-paid forward contracts, contingent notional principal contracts and other derivative contracts.  While it is impossible to anticipate how any ultimate guidance would affect the tax treatment of instruments such as the Notes (and while any such guidance may be issued on a prospective basis only), such guidance could be applied retroactively and could in any case increase the likelihood that you will be required to accrue income at a rate that may exceed the payments you receive on the Notes.  The outcome of this process is uncertain.  In addition, any character mismatch arising from your inclusion of ordinary income in respect of the contingent coupons and capital loss (if any) upon the sale or maturity of your Notes may result in adverse tax consequences to you because an investor’s ability to deduct capital losses is subject to significant limitations.  You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

•                  Suitability of the Notes for Investment—You should reach a decision to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the specific information set out in this free writing prospectus, the prospectus supplement, and the prospectus. Neither the Issuer nor Barclays Capital Inc. makes any recommendation as to the suitability of the Notes for investment.

•                  Antidilution Adjustments — For certain corporate events affecting the underlying equity, the calculation agent may make adjustments to the amount payable at maturity.  However, the calculation agent will not make such adjustments in response to all events that could affect the underlying equity.  If an event occurs that does not require the calculation agent to make such adjustments, the value of the Notes may be materially and adversely affected.  In addition, all determinations and calculations concerning any such adjustments will be made in the sole discretion of the calculation agent, which will be binding on you absent manifest error.  You should be aware that the calculation agent may make any such adjustment, determination or calculation in a manner that differs from that discussed in this free writing prospectus or the prospectus supplement as necessary to achieve an equitable result.

•                  In Some Circumstances, the Payment You Receive on the Notes May Be Based on the Stock of Another Company and Not the Underlying equity — Following certain corporate events relating to the issuer of the underlying equity where the issuer is not the surviving entity, your return on the Notes paid by Barclays Bank PLC may be based on the shares of a successor to the issuer of the underlying equity or any cash or any other assets distributed to holders of the underlying equity in such corporate event. The occurrence of these corporate events and the consequent adjustments may materially and adversely affect the value of the Notes. For more information, see the section “Reference Assets—Equity Securities—Share Adjustments Relating to Securities with an Equity Security as the Reference Asset” of the prospectus supplement.

•                  Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the price of the underlying equity on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o                 the expected volatility of the underlying equity;

o                 the time to maturity of the Notes;

o                 the dividend rate on the underlying equity;

o                 interest and yield rates in the market generally;

o                 a variety of economic, financial, political, regulatory or judicial events; and

o                 our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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Information about the Underlying Equity

We urge you to read the following section in the accompanying prospectus supplement: “Reference Assets—Equity Securities—Reference Asset Issuer and Reference Asset Information”.  Companies with securities registered under the Securities Exchange Act of 1934, as amended, are required to file financial and other information specified by the SEC periodically.  Such information can be reviewed electronically through a website maintained by the SEC at http://www.sec.gov. Information filed with the SEC by the issuer of the underlying equity can be located by reference to its SEC file number provided below.  In addition, information filed with the SEC can be inspected and copied at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  Copies of this material can also be obtained from the Public Reference Section, at prescribed rates.

Included below is a brief description of the issuer of the underlying equity.  This information has been obtained from publicly available sources.  Information from outside sources is not incorporated by reference in, and should not be considered part of, this free writing prospectus or any accompanying prospectus or prospectus supplement. We make no representation or warranty as to the accuracy or completeness of the information contained in outside sources.

Broadcom Corporation

According to publicly available information, Broadcom Corporation (the “Company”) provides semiconductors for wired and wireless communications.  The Company operates to serve three markets: Broadband Communications (solutions for cable, xDSL, fiber, satellite and IP broadband networks to enable the connected home); Mobile & Wireless (solutions powering the mobile and wireless ecosystem); and Infrastructure & Networking (solutions for carriers, service providers, enterprises, small-to-medium businesses and data centers for network infrastructure needs).

Information filed by the Company with the SEC under the Exchange Act can be located by reference to its SEC file number: 000-23993, or its CIK Code: 0001054374. The Company’s common stock is listed on the NASDAQ Global Select Market under the ticker symbol “BRCM”

Historical Information

The following table sets forth the quarterly high and low closing prices for the underlying equity, based on daily closing prices on the NASDAQ Global Select Market, as reported by Bloomberg without independent verification.  The closing price of the underlying equity on October 24, 2012 was $32.22.  The historical performance of the underlying equity should not be taken as an indication of the future performance of the underlying equity during the term of the Notes.

Quarter Begin	Quarter End	Quarterly High (USD)	Quarterly Low (USD)	Quarterly Close (USD)

7/1/2004	9/30/2004	29.97	17.01	18.19
10/1/2004	12/31/2004	22.36	17.34	21.52
1/3/2005	3/31/2005	22.40	19.54	19.95
4/1/2005	6/30/2005	24.83	18.32	23.67
7/1/2005	9/30/2005	31.27	24.07	31.27
10/3/2005	12/30/2005	33.00	27.54	31.43
1/3/2006	3/31/2006	48.84	32.37	43.16
4/3/2006	6/30/2006	46.64	29.33	30.05
7/3/2006	9/26/2006	30.84	22.02	30.34
10/2/2006	12/29/2006	37.00	26.99	32.31
1/3/2007	3/30/2007	36.42	29.46	32.07
4/2/2007	6/29/2007	34.81	29.25	29.25
7/2/2007	9/28/2007	36.92	29.58	36.44
10/1/2007	12/31/2007	42.40	25.96	26.14

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1/2/2008	3/31/2008	26.59	16.45	19.27
4/1/2008	6/30/2008	28.75	19.77	27.29
7/1/2008	9/30/2008	29.75	17.19	18.63
10/1/2008	12/31/2008	18.90	13.64	16.97
1/2/2009	3/31/2009	21.49	15.35	19.98
4/1/2009	6/30/2009	27.52	20.52	24.79
7/1/2009	9/30/2009	30.77	23.35	30.69
10/1/2009	12/31/2009	32.19	25.99	31.45
1/1/2010	3/31/2010	34.17	26.72	33.18
4/1/2010	6/30/2010	36.19	31.74	32.97
7/1/2010	9/30/2010	38.21	29.97	35.39
10/1/2010	12/31/2010	46.55	34.72	43.55
1/3/2011	3/31/2011	47.34	38.89	39.38
4/1/2011	6/30/2011	40.41	31.25	33.64
7/1/2011	9/30/2011	38.19	31.29	35.81
10/1/2011	12/31/2011	38.16	27.74	29.36
1/1/2012	3/31/2012	39.30	29.13	39.30
4/1/2012	6.29/2012	38.89	31.15	33.80
7/2/2012	9/28/2012	36.90	29.60	34.58
10/1/2012	10/24/2012*	34.62	32.22	32.22

*As of the date of this free writing prospectus, information for the fourth calendar quarter of 2012 includes data for the period from October 1, 2012 through October 24, 2012.  Accordingly the “Quarterly High,” “Quarterly Low,” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the fourth quarter of 2012.

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The graph below illustrates the performance of the underlying equity from January 3, 2006 to October 24, 2012 based on the daily closing price of the underlying equity.  We obtained the closing prices above from Bloomberg.  We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg.  Historical performance of the underlying equity is not an indication of future performance.  Future performance of the underlying equity may differ significantly from historical performance, and no assurance can be given as to the closing price of the underlying equity during the term of the Note, including on any of the observation dates.  We cannot give you assurance that the performance of the underlying equity will result in the return of any of your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Certain Employee Retirement Income Security Act Considerations

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and JPMorgan Securities LLC will act as placement agents for the Notes pursuant to separate placement agency agreements with the issuer and will receive a fee pursuant to its agreement that will not exceed $10.00 per $1,000 principal amount Note. JPMorgan Securities LLC may act on behalf of an affiliate and may reallow all or a portion of fees received in connection with the distribution of the Notes to such affiliate.

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